UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

ZoomInfo Technologies, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

98980F104

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98980F104	13G

1.

  NAMES OF REPORTING PERSONS

TA XI DO AIV, L.P.

TA XI DO AIV II, L.P.

TA XI DO Feeder, L.P.

TA Atlantic and Pacific VII-A, L.P.

TA AP VII-B DO Subsidiary Partnership, L.P.

TA Atlantic and Pacific VII-B, L.P.

TA Investors IV, L.P.

TA SDF III DO AIV, L.P.

TA SDF III DO AIV II, L.P.

TA SDF III DO Feeder, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.

  CITIZENSHIP OR PLACE OF ORGANIZATION

TA XI DO AIV, L.P.

TA XI DO AIV II, L.P.

TA XI DO Feeder, L.P.

TA Atlantic and Pacific VII-A, L.P.

TA AP VII-B DO Subsidiary Partnership, L.P.

TA Atlantic and Pacific VII-B, L.P.

TA Investors IV, L.P.

TA SDF III DO AIV, L.P.

TA SDF III DO AIV II, L.P.

TA SDF III DO Feeder, L.P.

Delaware Delaware Delaware Delaware Delaware Delaware Delaware Delaware Delaware Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.

  SOLE VOTING POWER

TA XI DO AIV, L.P.

TA XI DO AIV II, L.P.

TA XI DO Feeder, L.P.

TA Atlantic and Pacific VII-A, L.P.

TA AP VII-B DO Subsidiary Partnership, L.P.

TA Atlantic and Pacific VII-B, L.P.

TA Investors IV, L.P.

TA SDF III DO AIV, L.P.

TA SDF III DO AIV II, L.P.

TA SDF III DO Feeder, L.P.

			12,512,510 818,250 3,273,006 2,160,897 734,109 2,936,449 464,708 323,014 15,427 61,716
	6.	SHARED VOTING POWER None
	7.

  SOLE DISPOSITIVE POWER

TA XI DO AIV, L.P.

TA XI DO AIV II, L.P.

TA XI DO Feeder, L.P.

TA Atlantic and Pacific VII-A, L.P.

TA AP VII-B DO Subsidiary Partnership, L.P.

TA Atlantic and Pacific VII-B, L.P.

TA Investors IV, L.P.

TA SDF III DO AIV, L.P.

TA SDF III DO AIV II, L.P.

TA SDF III DO Feeder, L.P.

			12,512,510 818,250 3,273,006 2,160,897 734,109 2,936,449 464,708 323,014 15,427 61,716
	8.	SHARED DISPOSITIVE POWER None

9.

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

TA XI DO AIV, L.P.

TA XI DO AIV II, L.P.

TA XI DO Feeder, L.P.

TA Atlantic and Pacific VII-A, L.P.

TA AP VII-B DO Subsidiary Partnership, L.P.

TA Atlantic and Pacific VII-B, L.P.

TA Investors IV, L.P.

TA SDF III DO AIV, L.P.

TA SDF III DO AIV II, L.P.

TA SDF III DO Feeder, L.P.

12,512,510 818,250 3,273,006 2,160,897 734,109 2,936,449 464,708 323,014 15,427 61,716
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

TA XI DO AIV, L.P.

TA XI DO AIV II, L.P.

TA XI DO Feeder, L.P.

TA Atlantic and Pacific VII-A, L.P.

TA AP VII-B DO Subsidiary Partnership, L.P.

TA Atlantic and Pacific VII-B, L.P.

TA Investors IV, L.P.

TA SDF III DO AIV, L.P.

TA SDF III DO AIV II, L.P.

TA SDF III DO Feeder, L.P.

3.10% 0.20% 0.81% 0.54% 0.18% 0.73% 0.12% 0.08% 0.00% 0.02%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 98980F104	13G

Item 1.

(a)	Name of Issuer

ZoomInfo Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices

805 Broadway Street Suite 900

Vancouver WA 98660

United States of America

Item 2.

(a)	Name of Person Filing

TA XI DO AIV, L.P.

TA XI DO AIV II, L.P.

TA XI DO Feeder, L.P.

TA Atlantic and Pacific VII-A, L.P.

TA AP VII-B DO Subsidiary Partnership, L.P.

TA Atlantic and Pacific VII-B, L.P.

TA Investors IV, L.P.

TA SDF III DO AIV, L.P.

TA SDF III DO AIV II, L.P.

TA SDF III DO Feeder, L.P.

(b)	Address of the Principal Office or, if none, Residence

c/o TA Associates, L.P.

200 Clarendon Street, 56th Floor

Boston, MA 02116

(c)	Citizenship

Not Applicable

(d)	Title of Class of Securities

Class A Common Stock

(e)	CUSIP Number

98980F104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable

CUSIP No. 98980F104	13G

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)		Amount beneficially owned:

		TA XI DO AIV, L.P.	12,512,510
		TA XI DO AIV II, L.P.	818,250
		TA XI DO Feeder, L.P.	3,273,006
		TA Atlantic and Pacific VII-A, L.P.	2,160,897
		TA AP VII-B DO Subsidiary Partnership, L.P.	734,109
		TA Atlantic and Pacific VII-B, L.P.	2,936,449
		TA Investors IV, L.P.	464,708
		TA SDF III DO AIV, L.P.	323,014
		TA SDF III DO AIV II, L.P.	15,427
		TA SDF III DO Feeder, L.P.	61,716

(b)		Percent of class: [1]

		TA XI DO AIV, L.P.	3.10%
		TA XI DO AIV II, L.P.	0.20%
		TA XI DO Feeder, L.P.	0.81%
		TA Atlantic and Pacific VII-A, L.P.	0.54%
		TA AP VII-B DO Subsidiary Partnership, L.P.	0.18%
		TA Atlantic and Pacific VII-B, L.P.	0.73%
		TA Investors IV, L.P.	0.12%
		TA SDF III DO AIV, L.P.	0.08%
		TA SDF III DO AIV II, L.P.	0.00%
		TA SDF III DO Feeder, L.P.	0.02%

(c)		Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote.

		TA XI DO AIV, L.P.	12,512,510
		TA XI DO AIV II, L.P.	818,250
		TA XI DO Feeder, L.P.	3,273,006
		TA Atlantic and Pacific VII-A, L.P.	2,160,897
		TA AP VII-B DO Subsidiary Partnership, L.P.	734,109
		TA Atlantic and Pacific VII-B, L.P.	2,936,449
		TA Investors IV, L.P.	464,708
		TA SDF III DO AIV, L.P.	323,014
		TA SDF III DO AIV II, L.P.	15,427
		TA SDF III DO Feeder, L.P.	61,716

	(ii)	Shared power to vote or to direct the vote.
		None

	(iii)	Sole power to dispose or to direct the disposition of.

		TA XI DO AIV, L.P.	12,512,510
		TA XI DO AIV II, L.P.	818,250
		TA XI DO Feeder, L.P.	3,273,006
		TA Atlantic and Pacific VII-A, L.P.	2,160,897
		TA AP VII-B DO Subsidiary Partnership, L.P.	734,109
		TA Atlantic and Pacific VII-B, L.P.	2,936,449
		TA Investors IV, L.P.	464,708
		TA SDF III DO AIV, L.P.	323,014
		TA SDF III DO AIV II, L.P.	15,427
		TA SDF III DO Feeder, L.P.	61,716

	(iv)	Shared power to dispose or to direct the disposition of.
		None

[1]

The ownership information presented below represents beneficial ownership of Class A Common Stock of the issuer as of the date of this filing, based upon 403,657,009 shares of Class A Common Stock outstanding as of October 21, 2022, as disclosed by the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2022.

CUSIP No. 98980F104	13G

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

The Reporting Persons are a party to that certain (i) Stockholders Agreement (the “Stockholders Agreement”) dated as of June 3, 2020, among ZoomInfo Technologies Inc. (the “Issuer”), the TA Stockholders (as defined therein), the Carlyle Stockholders (as defined therein) and the Founder Stockholders (as defined therein and which initially includes DO Holdings (WA), LLC, HSKB Funds, LLC, and HSKB Funds II, LLC) and (ii) the Irrevocable Proxy (the “Irrevocable Proxy”) dated as of June 3, 2020, among the TA Stockholders, the Carlyle Stockholders, the Founder Stockholders and 22C (as defined therein, and together with the TA Stockholders, the Carlyle Stockholders and the Founder Stockholders, the “Other Parties”).

By virtue of being a party to the Stockholders Agreement and the Proxy, each of the Reporting Persons on this Schedule 13G may be deemed to be members of a “group”, as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended, with the Other Parties. The share ownership reported for the Reporting Persons do[es] not include any securities of the Issuer owned by the Other Parties, and each of the Reporting Persons disclaim beneficial ownership of the securities beneficially owned by the Other Parties.

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

Not Applicable

CUSIP No. 98980F104	13G

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Agreement for Joint Filing

TA XI DO AIV, L.P., TA XI DO AIV II, L.P., TA XI DO Feeder, L.P., TA Atlantic and Pacific VII-A, L.P., TA AP VII-B DO Subsidiary Partnership, L.P., TA Atlantic and Pacific VII-B, L.P., TA Investors IV, L.P., TA SDF III DO AIV, L.P., TA SDF III DO AIV II, L.P., and TA SDF III DO Feeder, L.P. hereby agree to submit a joint schedule 13G with the Securities and Exchange Commission concerning their beneficial ownership of ZoomInfo Technologies, Inc.

Dated: February 14, 2023

TA XI DO AIV, L.P.
By: TA Associates XI GP, L.P., its General Partner
By: TA Associates, L.P., its General Partner
By:	/S/ Jeffrey C. Hadden
Jeffrey C. Hadden, General Counsel

TA XI DO AIV II, L.P.
By: TA Associates XI GP, L.P., its General Partner
By: TA Associates, L.P., its General Partner
By:	/S/ Jeffrey C. Hadden
Jeffrey C. Hadden, General Counsel

TA XI DO Feeder, L.P.
By: TA Associates XI GP, L.P., its General Partner
By: TA Associates, L.P., its General Partner
By:	/S/ Jeffrey C. Hadden
Jeffrey C. Hadden, General Counsel

TA Atlantic and Pacific VII-A, L.P.
By: TA Associates AP VII GP, L.P., its General Partner
By: TA Associates, L.P., its General Partner
By:	/S/ Jeffrey C. Hadden
Jeffrey C. Hadden, General Counsel

TA AP VII-B DO Subsidiary Partnership, L.P.
By: TA Associates AP VII GP, L.P., its General Partner
By: TA Associates, L.P., its General Partner
By:	/S/ Jeffrey C. Hadden
Jeffrey C. Hadden, General Counsel

TA Atlantic and Pacific VII-B, L.P.
By: TA Associates AP VII GP, L.P., its General Partner
By: TA Associates, L.P., its General Partner
By:	/S/ Jeffrey C. Hadden
Jeffrey C. Hadden, General Counsel

TA Investors IV, L.P.
By: TA Associates, L.P., its General Partner
By:	/S/ Jeffrey C. Hadden
Jeffrey C. Hadden, General Counsel

TA SDF III DO AIV, L.P.
By: TA Associates SDF III GP, L.P., its General Partner
By: TA Associates, L.P., its General Partner
By:	/S/ Jeffrey C. Hadden
Jeffrey C. Hadden, General Counsel

CUSIP No. 98980F104	13G

TA SDF III DO AIV II, L.P.
By:	TA Associates SDF III GP, L.P., its General Partner
By:	TA Associates, L.P., its General Partner
By:	/S/ Jeffrey C. Hadden
Jeffrey C. Hadden, General Counsel

TA SDF III DO Feeder, L.P.
By:	TA Associates SDF III GP, L.P., its General Partner
By:	TA Associates, L.P., its General Partner
By:	/S/ Jeffrey C. Hadden
Jeffrey C. Hadden, General Counsel